Global High Income Fund Inc.
1285 Avenue of the Americas
New York, New York 10019-6028

January 9, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

     Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Global High Income Fund Inc. has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended October 31, 2013, which was filed with the U.S. Securities and Exchange Commission on January 9, 2014.

Very truly yours,

Global High Income Fund Inc.

By:	/s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Vice President and Treasurer